November 25, 2009

Via EDGAR (correspondence)

Mr. Lyn Shenk, Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 “F” Street N.E.
Mail Stop 3561
Washington, DC  20549-3561

RE:      YUM! Brands, Inc.
File No. 001-13163
Form 10-K: For the Fiscal Year Ended December 27, 2008

Dear Sirs:

YUM Brands, Inc. (the “Company”) has previously provided responses to your letters to the Company dated August 11, 2009 and September 18, 2009.  Pursuant to your requests for additional information via your telephone conversation with the Company on November 16, 2009, we respectfully submit the following.

1.
We believe that the example table and related disclosure on the following page appropriately identifies, quantifies, analyzes and discusses the significant drivers of the changes in company restaurant profit for our fiscal 2008.  Going forward, we will adjust these tables and related disclosures to appropriately present the drivers of changes in company restaurant profit that management views as being significant, meaningful and consistent with the extent to which it reviews company restaurant profit on a segment basis.

Yum! Brands, Inc.
November 25, 2009

The dollar changes in company restaurant profit by year were as follows:
U.S.	2008 vs. 2007
Income / (Expense)	2007	Store Portfolio Actions	Same Store Operations/ Other	Foreign Currency Impact		2008
Company Sales	$4,518	$(242)	$134	$	N/A	$4,410
Cost of Sales	(1,317)	75	(93)		N/A	(1,335)
Cost of Labor	(1,377)	75	(27)		N/A	(1,329)
Occupancy and Other	(1.221)	77	(51)		N/A	(1,195)
Restaurant Profit	$603	$(15)	$(37)	$	N/A	$551

Restaurant Margin	13.3%					12.5%

In 2008, the decrease in U.S. Company Sales and Restaurant Profit associated with store portfolio actions was primarily driven by refranchising. Significant other factors impacting Company Sales and Restaurant Profit were Company same store sales growth of 3% and commodity inflation of $119 million (primarily cheese, meat, chicken and wheat costs).  Same store sales growth was the result of higher average guest check partially offset by transaction declines.  Restaurant Profit was negatively impacted by higher labor costs (primarily wage rate and salary increases) and higher property and casualty insurance expense as we lapped favorability recognized in 2007.

YRI	2008 vs. 2007
Income / (Expense)	2007	Store Portfolio Actions	Same Store Operations/ Other	Foreign Currency Impact	2008
Company Sales	$2,507	$(75)	$(10)	$(47)	$2,375
Cost of Sales	(751)	17	(29)	11	(752)
Cost of Labor	(655)	25	(1)	13	(618)
Occupancy and Other	(794)	27	3	22	(742)
Restaurant Profit	$307	$(6)	$(37)	$(1)	$263

Restaurant Margin	12.3%				11.1%

In 2008, the decrease in YRI Company Sales and Restaurant Profit associated with store portfolio actions was driven by refranchising and closures.  Significant other factors impacting Company Sales and Restaurant Profit were the elimination of a VAT exemption in Mexico with an estimated negative impact of $38 million and $34 million, respectively.  An increase in Company same store sales growth due to higher average guest check was largely offset by commodity inflation.

China Division	2008 vs. 2007
Income / (Expense)	2007	Store Portfolio Actions	Same Store Operations/ Other	Foreign Currency Impact	2008
Company Sales	$2,075	$588	$150	$245	$3,058
Cost of Sales	(756)	(220)	(84)	(92)	(1,152)
Cost of Labor	(273)	(88)	(29)	(33)	(423)
Occupancy and Other	(629)	(196)	(21)	(73)	(919)
Restaurant Profit	$417	$84	$16	$47	$564

Restaurant Margin	20.1%				18.4%

In 2008, the increase in China Division Company Sales and Restaurant Profit associated with store portfolio actions was primarily driven by the development of new units and the consolidation of a former China unconsolidated affiliate at the beginning of 2008. Significant other factors impacting Company Sales and Restaurant Profit were Company same store sales growth of 7% and commodity inflation (primarily chicken) of $78 million.

Yum! Brands, Inc.
November 25, 2009

2.
Upon sale of our company-operated restaurants to a franchisee(s) (“refranchising”), the trademark, whether recorded or unrecorded, remains under our ownership allowing us to earn a royalty for a percentage of the franchisee(s)’ sales going forward.  These future royalties have significant value and we manage multiple business operating units that generate revenues solely from royalties and that meet the definition of a reporting unit per ASC 350-20-35-34.  Accordingly, the tangible assets that comprise company-operated restaurants include only part of a reporting unit and we do not include goodwill in the impairment testing of those long-lived assets (pursuant to ASC 360-10-35-26).  We do consider refranchising to constitute the disposal of a portion of a reporting unit and include goodwill associated with the stores to be refranchised in determining the related gain or loss.  The amount of goodwill to be included in such instances is determined pursuant to ASC 350-20-35-53 on a relative fair value basis, with consideration given to the fair value forgone from no longer generating cash flows from company operations and the fair value maintained from retaining the trademark.

We believe the above to be appropriate for the following reasons:

•
Goodwill arises upon a business combination as the excess of the consideration transferred over the acquisition date net fair values of identifiable assets acquired and liabilities assumed.  There are no provisions in generally accepted accounting principles that require or allow for goodwill to be recharacterized differently after initial allocation.

•
Goodwill is required to be reviewed for impairment at the reporting unit level and not on an acquisition-specific basis.  As discussed in the basis for conclusions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (paragraphs B84-B85), acquired goodwill does not have a set of cash flows uniquely associated with it and its value may be supplemented by internally generated goodwill.

•
We often record goodwill as a result of acquiring restaurants that were previously operated by franchisees.  These stores are then integrated into a reporting unit that typically includes some combination of existing company-operated restaurants and franchise restaurants.  As discussed in paragraph B86 of SFAS 142, the Financial Accounting Standards Board (“FASB”) concluded that keeping track of acquisition-specific goodwill for impairment purposes would be almost impossible once an acquired entity is integrated with the acquiring entity and thus determined that impairment testing of goodwill should take place at the reporting unit level.

•
As discussed in paragraph B87 of SFAS 142, the FASB acknowledged the existence of internally generated goodwill and goodwill-like assets that are not recognized on a company’s balance sheet.  The FASB believed that the difference in accounting for such assets and acquired goodwill was justification for a departure from the accounting for goodwill on an acquisition-specific basis.

•
The first step of goodwill impairment testing, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount.  As discussed in paragraph B133 of SFAS 142, the FASB acknowledged that this step can add cushion to the impairment test equal to the difference between the carrying amounts of tangible assets and intangible assets and their fair values.

Yum! Brands, Inc.
November 25, 2009

We believe an alternative approach to the above that would conclude that upon refranchising of all company-operated restaurants within a reporting unit we have disposed of the reporting unit in its entirety is inappropriate.  Such an approach does not take into consideration the significant value that our ownership of the trademark contributes to a reporting unit and results in inconsistencies in the following scenarios:

•
Frequently, we refranchise individual restaurants or groups of restaurants that constitute a small percentage of the total restaurants that we operate within a reporting unit.  As previously mentioned, we determine the amount of goodwill to include in gain or loss in such situations on a relative fair value basis.  Exclusion of the future royalty stream from the refranchised restaurants from the fair value of the reporting unit we retain in this calculation would be inconsistent with the valuation of remaining company-operated restaurants for which no royalty is deducted from cash flows used in determining fair value.

•
If we were to purchase a new concept we would pay for and attribute value to a trademark.  If such concept represented a reporting unit and we were required to deduct an assumed royalty from the cash flows of company-operated restaurants in fair value determinations of such reporting unit, the reporting unit’s fair value would immediately be less than the price we paid.

Respectfully submitted,

/s/ David Russell

David Russell
Vice President
and Assistant Corporate Controller